October 23, 2009

By U.S. Mail and Facsimile to (662) 289-8754

Hugh S. Potts
Chairman of the Board and Chief Executive Officer
First M&F Corporation
134 West Washington Street
Kosciusko, Mississippi 39090

> **Re:** **First M&F Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarter ended June 30, 2009**
> **File No. 000-09424**

Dear Mr. Potts:

We have reviewed your supplemental response dated September 4, 2009 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 3- Securities Available for Sale, page 51

1. We note your response to comment 4(a) of our letter dated August 7, 2009. It appears that you use a discounted cash flow model to measure fair value of your collateralized debt obligations. In addition, we note in your response for

December 31, 2008 and March 31, 2009 you used the same assumptions of 100% loss on defaulted collateral, 50% loss on deferring collateral, and 25% loss on collateral on banks rated 4.5 of 5 by Veribanc. Please address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

- o Tell us the discount rate you used for your fair value calculation and how you determined it.
- o Provide a thorough description of the process used by Veribanc to rate banks. Specifically confirm that Veribanc provides a rating for every bank included in your pooled trust preferred securities.
- o Tell us the ratings Veribanc provides on banks and their definition.
- o Tell us if you projected losses for any banks included in your pooled trust preferred securities that were not rated 4.5 and 5, if applicable. If no loss was projected for these banks, please tell us why considering FSP 115-2 is an expected loss model and how your OTTI determinations as of June 30, 2009 would have changed if you assumed a projected loss, based on a reasonable methodology, for banks not rated 4.5 or 5 by Veribanc. Based on historical factors and considering the current environment it appears that an expected loss model requires you to project some losses for banks not rated 4.5 and 5 by Veribanc.
- o Tell us how you determined that a 25% loss on collateral on banks rated 4.5 and 5 was appropriate.
- o Based on our observations of recovery rates used by other Banks, your 50% recovery rate on deferring collateral appears to be higher than the range of recovery rates used by the industry and therefore we believe you should have a significant amount of persuasive information to support this assumption. Please tell us in detail how you determined a 50% recovery on deferrals was appropriate. Additionally, tell us how your OTTI determinations as of June 30, 2009 would have changed if you assumed a recovery rate of 25% on deferring collateral.

2. We note your response to comment 4(d) of our letter dated August 7, 2009In future filings and in your response, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful. Also, please provide us with a quantified example of how you calculate excess subordination. In addition, we note from your proposed disclosure that at least half of your trust-preferred-backed collateralized debt obligations have excess subordination of 0%. Please explain to us how you determined that you can have 0% excess subordination but not have a credit loss.

Signature Page

3.   We note your response to our prior comment 12, that you intend to revise your
        Form 10-K for 2008 to include the signature of Mr. Thompson.

Form 10-Q for the Quarter Ended June 30, 2009

Financial Statements

Note 2: Fair Value, page 9

4.   We note your response to comment five of our letter dated August 7, 2009.
        Please tell us the discount rates you used in your cash flow analysis for each of
        your collateralized debt obligations and how you developed them as of June 30,
        2009. Also, tell us how you determined the discount rates and risk premiums
        were reflective of an orderly transaction between market participants under
        market conditions at June 30, 2009.

Note 3: Investment Securities and Derivatives, page 17

5.   We note your disclosure on page 19 regarding your other-than-temporary
        impairment analysis of your collateralized debt obligations. Please tell us how
        you considered information received after the balance sheet date but before you
        issued your financial statements in your other-than-temporary impairment
        analysis at June 30, 2009 and September 30, 2009. Specifically tell us if you
        received information regarding new interest deferrals or defaults or credit rating
        downgrades and how this information affected your analysis at each period end.
        In addition, tell us whether new deferrals from banks were rated 4.5 or 5 by
        Veribanc and specifically how you adjusted your calculation of cash flows
        expected to be collected.

                                *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417, or Amit
Pande, Accounting Branch Chief, at (202) 551-3423 if you have any questions regarding
accounting-related comments. For all other questions, contact Gregory Dundas,
Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3464.

Sincerely,

William Friar
Senior Financial Analyst